Exhibit 99.1

Cellectis Reports Third Quarter and First Nine Months 2015 Financial Results

NEW YORK--(BUSINESS WIRE)--November 16, 2015--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR-T cells (UCART), today announced its results for the three- and nine-month periods ended September 30, 2015.

Recent Corporate Highlights

Cellectis

- Completed a series of three production runs of UCART19, its lead TALEN® gene edited product candidate, confirming the implementation of Cellectis’ manufacturing process in GMP conditions.

- Announced that Great Ormond Street Hospital (GOSH) and University College London (UCL) will present, during the 2015 American Society of Hematology Annual Meeting (ASH) in December, data from the first in man clinical use of Cellectis’ TALEN® gene edited allogeneic UCART19 product candidate.

- Announced that a poster and an oral presentation on its engineered allogeneic CAR T-cell product candidates, UCARTCS1 and UCART123, will be presented in December during the 2015 American Society of Hematology Annual Meeting (ASH).

Calyxt

- Completion of field trials of its non-regulated status cold storable potato product and high oleic soybean product.

Financial Results

Since Cellectis did not have consolidated financial statements for individual quarters during fiscal year 2014, no comparative quarterly 2014 figures will be presented during 2015. Cellectis will publish quarter-over-quarter comparative figures starting with the first quarter of 2016.

Cellectis’ consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

Third Quarter and First Nine Months 2015 Financial Results

Cash Position: As of September 30, 2015 Cellectis had €279.4 million in cash and cash equivalents compared to €112.3 million as of December 31, 2014. This increase is primarily attributable to the $228 million of proceeds from Cellectis’ U.S. initial public offering in March 2015, partly offset by €22 million of cash flows used in operating activity, €3.3 million of acquisitions of tangible assets, and the repurchase for €3.5 million of 25% of the minority shares of Cellectis Bioresearch S.A.S, in each case during the first nine months of 2015.

Revenues and Other Income: Total revenues and other income were €10.0 million for the third quarter of 2015 and primarily comprised €7.1 million of collaboration revenues, €0.5 million of license revenues, €1.0 million of grant revenues and €1.5 million of research tax credit revenues. Total revenues and other income were €27.2 million for the nine-month period ended September 30, 2015 and primarily comprised €21.7 million of collaboration revenues, €1.6 million of license revenues, €1.1 million of grant revenues and €2.8 million of research tax credit revenues.

Total Operating Expenses and Other Operating Income: Total operating expenses and other operating income for the third quarter of 2015 were €23.4 million, which includes non-cash stock-based compensation expenses of €9.5 million. Total operating expenses and other operating income for the nine-month period ended September 30, 2015 were €56.3 million, which includes non-cash stock-based compensation of €17.5 million.

R&D Expenses: Research and development expenses for the third quarter of 2015 were €13.5 million, including personnel expenses of €8.2 million and external purchases and other expenses of €5.3 million. Research and development expenses for the third quarter notably reflected the impacts of (i) non-cash stock-based compensation expense of €4.5 million and (ii) social charges related to stock-options granted during the third quarter of €1.8 million. Research and development expenses for the nine-months ended September 30, 2015 were €29.6 million, including personnel expenses of €19.2 million and external purchases and other expenses of €10.4 million. Research and development expenses for the nine-month period ended September 30, 2015 notably reflected the impacts of (i) non-cash stock-based compensation expense of €8.2 million and (ii) social charges related to free shares and stock-options granted during this period of €5.9 million.

SG&A Expenses: Selling, general and administrative expenses were €9.6 million for the third quarter of 2015, and included personnel expenses of €7.9 million and external purchases and other expenses of €1.7 million. SG&A expenses for the third quarter notably reflected the impacts of (i) non-cash stock-based compensation expense of €5.0 million and (ii) social charges related to stock-options granted during the third quarter of €1.8 million. Selling, general and administrative expenses were €25.9 million for the nine-month period ended September 30, 2015, and included personnel expenses of €19.1 million and external purchases and other expenses of €6.8 million. SG&A expenses for this nine-month period notably reflected the impacts of (i) non-cash stock-based compensation expense of €9.3 million and (ii) social charges related to free shares and stock-options granted during this period of €6.3 million.

Financial Gain: Financial gain was €0.7 million for the third quarter of 2015 and €0.5 million for the nine-month period ended September 30, 2015, which, in each case, is primarily attributable to an overall net favorable Euro-Dollar exchange rate applied to U.S. dollar-denominated cash and cash equivalents during the applicable periods.

Net Loss Attributable to Shareholders of Cellectis: Net loss attributable to shareholders of Cellectis was €12.8 million, or €0.36 per share, for the third quarter of 2015. This notably reflects the impact of (i) non-cash stock-based compensation of €9.5 million and (ii) social charges on stock-based compensation of €3.6 million. Adjusted net loss attributable to shareholders of Cellectis for the third quarter of 2015, which excludes the non-cash stock-based compensation expense of €9.5 million, was €3.3 million, or €0.09 per share. Net loss attributable to shareholders of Cellectis was €28.8 million or €0.85 per share, for the nine-month period ended September 30, 2015. This notably reflects the impact of (i) non-cash stock-based compensation of €17.5 million and (ii) social charges on stock-based compensation of €12.2 million. Adjusted net loss attributable to shareholders of Cellectis for the nine-month period ended September 30, 2015, which excludes the non-cash stock-based compensation expense of €17.5 million, was €11.3 million, or €0.33 per share. Please see "Note Regarding Use of Non-GAAP Financial Measures" for a reconciliation of GAAP net income to adjusted net income.

Earnings Call Details

Cellectis will host an earnings call on November 17, 2015 at 8 am Eastern Time to discuss its financial results and provide a general business update.

Dial-In Numbers:

Live PARTICIPANT Dial-In (Toll-Free US & Canada): 877-407-3104
Live PARTICIPANT Dial-In (International): +1 201-493-6792

Replay Information:

Conference ID #: 13625168
Replay Dial-In (Toll Free US & Canada): 877-660-6853
Replay Dial-In (International): +1 201-612-7415
Expiration Date: 11/24/15

Webcast URL (Archived for 12 months):

http://cellectis.equisolvewebcast.com/q3-2015

CELLECTIS S.A.

STATEMENT OF CONSOLIDATED FINANCIAL POSITION (unaudited) (€ in thousands, except per share data)

	As of December 31, 2014	As of September 30, 2015

ASSETS
Non-current assets
Goodwill	-	-
Intangible assets	1 026	955
Property, plant, and equipment	2 610	4 884
Other non-current financial assets	1 977	492
Total non-current assets	5 613	6 332

Current assets
Inventories and accumulated costs on orders in process	135	178
Trade receivables	5 881	1 682
Subsidies receivables	8 170	7 386
Other current assets	5 468	7 197
Cash and cash equivalents	112 347	279 356
Total current assets	132 001	295 798
TOTAL ASSETS	137 614	302 129

LIABILITIES
Shareholders’ equity
Share capital	1 472	1 755
Premiums related to the share capital	192 842	405 943
Treasury share reserve	(251)	(340)
Currency translation adjustment	(762)	(2 124)
Retained earnings	(132 536)	(137 139)
Net income (loss)	20	(28 786)
Total shareholders’ equity - Group Share	60 786	239 309
Non-controlling interests	(1 259)	262
Total shareholders’ equity	59 527	239 571

Non-current liabilities
Non-current financial debt	2 824	74
Non-current provisions	398	375
Total non-current liabilities	3 222	449

Current liabilities
Current financial debt	862	2 981
Trade payables	9 802	6 665
Deferred revenues and deferred income	59 492	43 840
Redundancy plan	715	51
Current provisions	700	547
Other current liabilities	3 294	8 025
Total current liabilities	74 865	62 110
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	137 614	302 129

STATEMENT OF CONSOLIDATED OPERATIONS 3rd quarter of 2015 and first nine-months of 2015 (unaudited) (€ in thousands, except per share data)

	For the three-month period ended September 30, 2015	For the nine-month period ended September 30, 2015

Revenues and other income
Revenues	7 600	23 356
Other income	2 379	3 845
Total revenues and other income	9 978	27 201

Operating expenses and other operating income (expenses)
Royalty expenses	(334)	(1 153)
Research and development expenses	(13 476)	(29 641)
Selling, general and administrative expenses	(9 602)	(25 879)
Other operating income	0	515
Redundancy plan	24	259
Other operating expenses	(37)	(432)
Total operating expenses and other operating income (expenses)	(23 425)	(56 331)

Operating loss	(13 447)	(29 130)

Financial gain (loss)	680	515

Income tax	0	0
Income (loss) from continuing operations	(12 766)	(28 615)
Loss from discontinued operations	0	0
Net loss	(12 766)	(28 615)
Attributable to shareholders of Cellectis	(12 766)	(28 786)
Attributable to non-controlling interests	0	171

Basic earnings attributable to shareholders of Cellectis per share (€/share)	(0.36)	(0.85)

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. provides non-GAAP net income and non-GAAP net income per share measures that include adjustments to figures presented in accordance with GAAP. In presenting non-GAAP net income, GAAP net income is adjusted to exclude non-cash stock-based compensation expense. Cellectis believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Cellectis' financial performance. The non-GAAP financial measures used by Cellectis may be calculated differently, and therefore may not be comparable to similarly titled non-GAAP financial measures used by other companies. Please refer below for a reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME 3rd quarter of 2015 and first nine months of 2015 (unaudited) (€ in thousands, except per share data)

	For the three-month period ended September, 30 2015	For the nine-month period ended September 30, 2015

Net loss attributable to shareholders of Cellectis	(12 766)	(28 786)
Adjustment: Non-cash stock-based compensation expense	9 464	17 481
Adjusted net loss attributable to shareholders of Cellectis (€ in thousands)	(3 301)	(11 305)

Basic adjusted net loss attributable to shareholders of Cellectis (€/share)	(0.09)	(0.33)

Weighted average number of outstanding shares, basic (units)	35 094 503	33 819 191

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 15 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions and include, but are not limited to, statements regarding the outlook for Cellectis’ future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances, many of which are beyond Cellectis’ control. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Cellectis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

CONTACT:
Cellectis
Media
Jennifer Moore, +1 917-580-1088
VP Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich / Dixon Moretz
+1 212-896-1241 / +1 212-896-1251
ckasunich@kcsa.com / dmoretz@kcsa.com
or
Investor relations contact
Simon Harnest, +1 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com